July 11, 2005


VIA FACSIMILE (202) 772-9218
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Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Attn:    Donald Hunt

         Re:      Paradigm Medical Industries, Inc.
                  Withdrawal of Application for Withdrawal of Registration Statement on Form SB-2
                  Commission File No. 333-106842

Ladies and Gentlemen:

         Paradigm Medical Industries, Inc., a Delaware corporation (the "Registrant"), hereby requests the Securities and Exchange Commission (the "Commission") to consent to the withdrawal of the Application for Withdrawal of the Registrant's Registration Statement No. 333-106842, on Form SB-2 (the "Registration Statement"), which was filed with the Commission on June 30, 2005.

         The Registration Statement was filed (i) to register for sale shares of Registrant's common stock and (ii) to register for resale shares of Registrant's common stock for certain shareholders, optionholders and warrantholders. The Registration was filed with the Commission on February 3, 2005 and declared effective on February 10, 2005. In order to reflect and disclose material changes in Company's operations since February 3, 2005, Registrant filed Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2 on June 29, 2005.

         Registrant incorrectly filed an Application for Withdrawal of the Registration Statement filed on February 3, 2005. To remedy this incorrect filing, Registrant requests withdrawal of the Application for Withdrawal of Registration Statement on Form SB-2, Commission File No. 333-106842, which was filed on June 30, 2005.

         Please direct any questions or comments regarding this filing to the undersigned at (801) 977-8970 or Randall A. Mackey, Esq. at (801) 575-5000.

                                      PARADIGM MEDICAL INDUSTRIES, INC.



                                      By: /s/ John Y. Yoon
                                         -----------------
                                         John Y. Yoon
                                         President and Chief Executive Officer